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                                                                     EXHIBIT 23



                          [LETTERHEAD OF BORDEN, INC.]




                                               September 23, 1994


Mr. Paul B. Kazarian
Managing Partner
Japonica Partners
30 Kennedy Plaza
Providence, Rhode Island  02903

Dear Mr. Kazarian:

          The Board of Directors has reviewed your "letter of continuing interest" dated September 21, 1994 and the "Dynamic Tension" and Management Principles attachments to that letter. The Board also reviewed your September 22 letter.

          You have still not proposed any particular transaction. If you wish to propose any transaction, please do so. Our agreements with Whitehall do not preclude our consideration of a proposal by you. If you choose to submit a proposal, please specify the means and sources of financing. Your letters again failed to provide information as to your ability to finance the type of transactions you refer to even though we have been requesting that information for several months.

          The Borden Board of Directors is interested in obtaining the best possible deal for the Borden Shareholders and should you decide to make a substantive proposal we are prepared to work with you to that end.

                                               Very truly yours,


                                               /s/ Frank J. Tasco
                                               ------------------
                                               Frank J. Tasco